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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 29549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*



ILLINOIS SUPERCONDUCTOR CORPORATION
(Name of Issuer)

COMMON STOCK, par value $.001 per share
(Title of Class of Securities)

452284 10 2
(CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 452284 10 2

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BATTERSON JOHNSON & WANG, L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ X ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5 SOLE VOTING POWER
598,018
See Item 4 for additional information.

6 SHARED VOTING POWER
-0-
See Item 4 for additional information.

7 SOLE DISPOSITIVE POWER
598,018
See Item 4 for additional information.

8 SHARED DISPOSITIVE POWER
-0-
See Item 4 for additional information.

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
598,018

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES* [  ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.4%

12 TYPE OF REPORTING PERSON*
PN


SCHEDULE 13G

CUSIP NO. 452284 10 2

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Leonard A. Batterson

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  X  ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5 SOLE VOTING POWER
2,000
See Item 4 for additional information.

6 SHARED VOTING POWER
598,018
See Item 4 for additional information.

7 SOLE DISPOSITIVE POWER
2,000
See Item 4 for additional information.

8 SHARED DISPOSITIVE POWER
598,018
See Item 4 for additional information.

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000
See Item 4 for additional information.

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*  [ X ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.0%

12 TYPE OF REPORTING PERSON*
IN

Item 1(a) Name of Issuer:

Illinois Superconductor Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

451 Kingston Court
Mt. Prospect, Illinois 60056

Item 2(a) Name of Person Filing:

Batterson Johnson & Wang, L.P.
Leonard A. Batterson

Item 2(b) Address of Principal Business Office:

Batterson Johnson & Wang, L.P.
303 West Madison Street
Chicago, Illinois 60606-3309

Leonard A. Batterson
c/o Batterson Johnson & Wang, L.P.
303 West Madison Street
Chicago, Illinois 60606-3309

Item 2(c) Citizenship:

Batterson Johnson & Wang, L.P.:  Delaware
Leonard A. Batterson:  U.S.A.

Item 2(d) Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e) CUSIP Number:

452284 10 2

Item 3.  Type of Person:

Not Applicable.

Item 4. Ownership:

(a) Amount Beneficially Owned:

Batterson Johnson & Wang, L.P.: 598,018 (1)
Leonard A. Batterson:  2,000 (2)(3)

(b) Percent of Class:

Batterson Johnson & Wang, L.P.:  15.7% (1)
Leonard A. Batterson:  0.0% (2)(3)

(c) Number of shares as to which person has:

Batterson Johnson & Wang, L.P.:

(i) sole power to vote or to direct the vote: 598,018 (1)

(ii) shared power to vote or to direct the vote:  -0-

(iii) sole power to dispose or to direct the disposition of:
598,018 (1)

(iv) shared power to dispose or to direct the disposition of:  -0-

Leonard A. Batterson:

(i) sole power to vote or to direct the vote: 2,000 (2)(3)

(ii) shared power to vote or to direct the vote:  598,018 (2)(3)

(iii) sole power to dispose or to direct the disposition of:
2,000 (2)(3)

(iv) shared power to dispose or to direct the disposition of:
598,018 (2)(3)

(1) Includes an aggregate of 221,515 shares issuable upon exercise of warrants presently exercisable by Batterson Johnson & Wang, L.P. ("BJ&W").

(2) Represents shares issuable upon exercise of options presently exercisable.

(3) Leonard Batterson is the managing general partner of BJ&W and in such capacity he shares voting and investment power with respect to shares held by BJ&W and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock directly owned by BJ&W. Mr. Batterson disclaims this beneficial ownership.

Item 5. Ownership of Five Percent or less of a Class:

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification:

Not Applicable.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997


BATTERSON JOHNSON & WANG, L.P.

By: /s/ LEONARD A. BATTERSON
    --------------------------------
Its: General Partner


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 1997


/s/ LEONARD A. BATTERSON
-------------------------------
Leonard A. Batterson